MASTERWORKS 003, LLC

497 Broome Street

New York, New York 10013

Phone: (203) 518-5172

September 9, 2019

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 003, LLC
Offering Statement on Form 1-A
Filed July 15, 2019
File No. 024-11041

Acceleration Request

Requested Date: September 11, 2019

Requested Time: 5:00 PM Eastern Time

Dear Ms. Ransom:

Masterworks 003, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Anthony L.G., PLLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

September 9, 2019

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its Class A ordinary shares pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Craig D. Linder at (561) 514-0936 or email to him at: clinder@anthonypllc.com.

Very truly yours,

MASTERWORKS 003, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary